

March 29, 2012

Via E-mail
David J. Drutz, M.D.
President and Chief Executive Officer
DARA BioSciences, Inc.
8601 Six Forks Road, Suite 160
Raleigh, North Carolina 27615

> **Re:** **DARA BioSciences, Inc.**
> **Preliminary Proxy Statement**
> **Filed March 20, 2012**
> **File No. 000-23776**

Dear Dr. Drutz:

We have limited our review of your preliminary proxy statement filed March 20, 2012 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your proxy statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments.

Proposal 2 – Approval of Issuance of Common Stock in Connection With Oncogenerix, Inc. Acquisition

1. We note that in connection with the January 17, 2012 merger agreement, you delivered 1,114,560 shares of common stock representing approximately 19.9% of your outstanding shares to the Oncogenerix shareholders. In addition, if certain revenue or market capitalization milestones are achieved within the 60 months following the closing date of the transaction, you may issue up to an additional 19.9% of the company's outstanding shares as of the closing date to the Oncogenerix shareholders. Moreover, the acquisition agreement requires shareholder approval of this contingent consideration. We also note that as of December 31, 2011 the company had total assets of $1,852,342 and the market value of the shares issued to Oncogenerix shareholders based on the closing price on January 17, 2012 was approximately $1,727,568. Accordingly, it appears the information requested by Item 14 of Schedule 14A is required to be included in the proxy statement to the extent applicable. See Note A to Schedule 14A and Item 3.05 of

Regulation SX. Please revise the proxy statement to include the required information, including financial statements, or provide an analysis as to why such information is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Krug at (202) 551-3862, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director